UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Completion of Equity Offering by Subsidiary of Gazit in Canada

Further to the Report on Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished by Gazit-Globe Ltd. (the “Company”) to the Securities and Exchange Commission (the “SEC”) on July 12, 2018, the Company hereby reports that on July 18, 2018, First Capital Realty Inc. (“FCR”), whose shares are traded on the Toronto Stock Exchange, completed an offering of 9,757,000 of its common shares in Canada at a price of C$ 20.50 per share, for gross proceeds of approximately C$ 200 million.

As a result of the offering, the Company’s percentage ownership of FCR has been reduced to approximately 31.3% of FCR’s outstanding share capital.

The public offering by FCR has been made only in Canada. The sale of FCR’s common shares has not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and such common shares may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Report of Foreign Private Issuer on Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the above-described common shares.

Change in Ownership of Canadian Subsidiary by Gazit Director

In the above-described offering by FCR, Dor J. Segal, a director of the Company, purchased 60,000 common shares of FCR, as a result of which he holds 1,101,691 common shares of FCR, constituting 0.43% of the issued and outstanding common shares and voting rights of FCR. In addition, Mr. Segal holds 195,000 options to purchase common shares and 83,814 RSUs of FCR, which constitute, together with the common shares held by him, 0.48% of the issued and outstanding common shares and voting rights of FCR on a fully diluted basis.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: July 23, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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